Exhibit 99.3

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Six months ended August 31, 2010

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended August 31, 2010.

Oromin Explorations Ltd.
Consolidated Balance Sheets as at
(Unaudited – Prepared by Management)

	August 31, 2010	February 28, 2010

ASSETS

Current
Cash	$20,655,458	$13,104,968
Receivables	397,083	222,815
Investments (Note 4)	71,874	89,843
Prepaid expenses and deposits	301,768	63,855
	21,426,183	13,481,481
Resource properties (Note 5)	65,564,511	54,013,565
Advances to joint venture	31,220	36,374
Contractor deposit	-	274,007
Equipment and fixtures	139,503	163,971
Performance bond – restricted cash	42,226	43,025
	$87,203,643	$68,012,423

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,417,448	$1,700,992
Advance from joint venture partner	2,950,092	-
	5,367,540	-

Shareholders’ equity
Capital stock (Note 6)
Authorized:
An unlimited number of common shares without par value
Issued and outstanding:
124,596,385 common shares
(February 28, 2010 – 102,834,885)	98,635,870	82,876,200
Contributed surplus (Note 6)	15,800,500	11,244,638
Accumulated other comprehensive loss	(299,477)	(281,507)
Deficit	(32,300,790)	(27,527,900)
	81,836,103	66,311,431
	$87,203,643	$68,012,423

Nature and continuance of operations (Note 1)

Commitments (Note 12)

Subsequent event (Note 13)

Oromin Explorations Ltd.
Consolidated Statements of Operations
(Unaudited – Prepared by Management)

	Three months Ended	Three months Ended	Six months Ended	Six months Ended
	August 31, 2010	August 31, 2009	August 31, 2010	August 31, 2009

EXPENSES
Amortization	$12,634	$12,429	$25,268	$25,087
Filing and transfer agent fees	19,773	30,184	41,752	32,336
Office and rent	71,046	13,688	148,650	78,582
Professional and consulting fees	110,595	84,741	191,572	172,873
Salaries and benefits	141,685	292,707	277,010	407,721
Stock-based compensation (Note 8)	4,008,722	2,456,418	4,274,778	2,456,418
Travel and public relations	73,479	28,227	146,340	115,957

	(4,437,934)	(2,918,394)	(5,105,370)	(3,288,974)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	173,176	(429,506)	127,140	(675,430)
Project administration fees (reversed)	96,267	(90,788)	196,368	44,784
Interest income	6,955	1,074	8,972	2,536
Write-down of oil & gas property	-	(2,344,086)	-	(2,344,086)
	276,398	(2,863,306)	332,480	(2,972,196)

Loss for the period	(4,161,536)	(5,781,700)	(4,772,890)	(6,261,170)

Other comprehensive income (loss)
Unrealized gain (loss) on investments (Note 4)	11,979	(29,947)	(17,969)	23,959

Total comprehensive loss for the period	$(4,149,557)	$(5,751,753)	$(4,790,859)	$(6,237,211)

Basic and diluted loss per common share	$(0.04)	$(0.06)	$(0.05)	$(0.08)

Weighted average number of common shares outstanding	106,018,086	89,050,082	104,428,117	77,858,843

Oromin Explorations Ltd.
Consolidated Statements of Deficit and Accumulated Other Comprehensive Loss
(Unaudited – Prepared by Management)

	Three months Ended	Three months Ended	Six months Ended	Six months Ended
	August 31, 2010	August 31, 2009	August 31, 2010	August 31, 2009
STATEMENT OF DEFICIT
Balance, beginning of period	$28,139,254	$20,147,051	$27,527,900	$19,667,581
Net loss for the period	4,161,536	5,781,700	4,772,890	6,261,170
Balance, end of period	$32,300,790	$25,928,751	$32,300,790	$25,928,751

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of period	$311,456	$305,465	$281,508	$299,477
Unrealized loss on investments	-	-	17,969	-
Unrealized gain on investments	(11,979)	(29,947)	-	(23,959)

Balance, end of period	$299,477	$275,518	$299,477	$275,518

Oromin Explorations Ltd.
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three months Ended	Three months Ended	Six months Ended	Six months Ended
	August 31, 2010	August 31, 2009	August 31, 2010	August 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(4,161,536)	$(5,781,700)	$(4,772,890)	$(6,261,170)
Items not affecting cash
Stock-based compensation	4,008,722	2,456,418	4,274,778	2,456,418
Write-down of oil & gas property	-	2,344,086	-	2,344,086
Amortization	12,634	12,429	25,268	25,087
Foreign exchange loss (gain)	-	(105)	-	30,449
Changes in non-cash working capital items:
Receivables	(102,222)	51,516	(174,268)	92,686
Prepaid expenses and deposits	76,799	(13,193)	(237,913)	(13,193)
Accounts payable and accrued liabilities	(81,529)	(82,640)	(82,565)	(21,192)

	(247,132)	(1,013,189)	(967,590)	(1,346,829)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash – net	16,132,376	18,484,881	15,930,180	18,484,881
Advances from joint venture partner	2,950,092	-	2,950,092	-
Proceeds of oil & gas farm-out	-	1,615,217	-	1,615,217
	19,082,468	20,100,098	18,880,272	20,100,098
CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(4,507,135)	(7,644,615)	(10,640,553)	(9,788,004)
Advance from (to) joint venture	68,881	(4,346,667)	5,154	(7,269,779)
Refund of contractor advance	183,085	-	274,007	-
Purchase of equipment and fixtures	-	-	(800)	-

	(4,255,169)	(11,991,282)	(10,362,192)	(17,057,783)

Increase in cash	14,580,167	7,095,627	7,550,490	1,695,486

Cash - beginning of period	6,075,291	1,150,309	13,104,968	6,550,450

Cash - end of period	$20,655,458	$8,245,936	$20,665,458	$8,245,936

Supplemental disclosure with respect to cash flows – Note 10

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2010

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.

The Company is in the business of exploring its resource properties and its current mineral exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profitable operations in the future. Management is actively seeking to raise the necessary capital to meet its funding plans.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information and note disclosure required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2010.

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its interim fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform to IFRS of the Company’s balance sheets at both February 28, 2010 and 2011.

The Company has commenced the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 – first time adoption; presentation of financial statements; property, plant and equipment; asset retirement obligations; impairment of assets; and share-based payments. The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its third fiscal quarter November 30, 2010, along with its determination of changes to accounting policies and choices to be made. The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured. The Company expects to complete its quantification of financial statement impacts by the end of its third fiscal quarter November 30, 2010.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2010

4.	INVESTMENTS

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at August 31, 2010 of $0.06 per share or $71,874 in the aggregate. The Company classifies these shares as available for sale, and accordingly any revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period ended August 31, 2010 the Company recognized a loss in fair value attributable to the shares of Lund totaling $17,969 charged to other comprehensive income.

5.	RESOURCE PROPERTIES

	OJVG	Santa Rosa	Total
	Senegal	Argentina

Balance, February 28, 2010	$52,910,532	$1,103,033	$54,013,565

Camp operation	675,146	-	675,146
Contractors and geological staff	602,662	-	602,662
Corporate advisory fee	1,179,998	-	1,179,998
Drilling	5,034,135	-	5,034,135
Engineering	1,672,271	-	1,672,271
Exploration office	196,885	40,630	237,515
Land and legal	56,603	38,062	94,665
Minimum presumptive taxes	-	51,807	51,807
Mining concession fee	107,790	-	107,790
Sample analysis	1,063,077	-	1,063,077
Social programs	59,650	-	59,650
Tenure maintenance	-	129,442	129,442
Travel and accommodation	254,871	4,648	259,519
Wages and benefits	383,269	-	383,269
	11,286,357	264,589	11,550,946
Balance, August 31, 2010	$64,196,889	$1,367,622	$65,564,511

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2010

5.	RESOURCE PROPERTIES (cont’d…)

a)	OJVG gold project, Senegal (formerly referred to as the Sabodala gold project)

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention grants the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital, held in favour of the government of Sénégal. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire its interest in the Sabodala Property, OJVG was obliged to spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007, a condition which was met in October 2006. In March 2007 the Government of Sénégal granted a 20 month extension, to December 2008, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period and this expenditure has been met. In December 2008 the Government of Sénégal granted a further 12 month extension, to December 22, 2009, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period. This expenditure was met, and on January 25, 2010 OJVG was granted a mining license.

The mining licence is for a term of fifteen years and will permit OJVG to begin mining operations in accordance with recommendations of the feasibility study delivered in June 2010. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly OJVG is in the process of establishing an operating company to undertake the development of the OJVG Project. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to royalties equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and recovered $3,329,267 (US$2.8 million) from Bendon. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production.

Effective February 12, 2010 the Company agreed to a renewal of the corporate advisory agreement with Bendon, and committed to make payments totaling US$2,000,000 between February and December 2010. During the six-month period ended August 31, 2010 the Company incurred fees to Bendon of $1,179,998.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2010

5.	RESOURCE PROPERTIES (cont’d…)

b)	Santa Rosa oil and gas project, Argentina

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which under the jurisdiction of the Province of Mendoza formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, Exploraciones Oromin SA (“EOSA”), over certain oil and gas exploration interests in the Province of Mendoza in central Argentina (the “Santa Rosa Property”) which since 2001 had previously been the subject of an approved bid with the federal government of the Republic of Argentina. Pursuant to the decree EOSA was committed to incur exploration expenditures of a minimum US$600,000 by May 1, 2011, which has occurred.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.

During the fiscal year ended February 28, 2010, pursuant to certain agreements with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, Otto acquired a 32.48% joint venture interest in the Santa Rosa Property by contributing an initial amount of US$1,400,000, translated as $1,649,340, for exploration and development of the project. Pursuant to the drill program described below, Otto contributed a further $843,270 as its share of joint venture well costs.

In July 2009 the Santa Rosa project joint venture drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. The Company recognized that the dry hole was indicative of probable impairment of certain costs of the Santa Rosa project, and during fiscal 2010 wrote off related costs totaling $2,910,473. EOSA’s drilling expenditure through July 2009 met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014. On December 24, 2009 the joint venture with Otto was terminated, such that thereafter the Company holds a 100 per cent interest in the project.

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of		Contributed
	Shares	Amount	Surplus
Authorized – an unlimited number of common shares without par value
Balance as at February 28, 2010	102,834,885	$82,876,200	$11,244,638
Issued for cash – prospectus offering – net of issue costs	21,562,500	15,955,354	-
Issued for cash on exercise of stock options	199,000	85,400	-
Transfer of contributed surplus on exercise of options	-	55,216	(55,216)
Underwriters’ compensation warrants issued	-	(336,300)	336,300
Stock-based compensation	-	-	4,274,778
Balance as at August 31, 2010	124,596,385	$98,635,870	$15,800,500

On August 19, 2010 the Company issued 21,652,500 common shares at a price of $0.80 per share for gross proceeds of $17,250,000 subject to share issue costs totaling $1,294,646. In addition, the Company issued 1,293,750 compensation warrants to the underwriters, exercisable at a price of $0.90 for an 18-month term. The estimated fair value of $336,300 has been deducted from share capital and recorded as contributed surplus. This fair value was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of 18 months, volatility of 73.7 per cent, risk-free equivalent yield of 1.36 per cent and no dividends.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2010

7.	WARRANTS

As at August 31, 2010, there were 487,071 share purchase warrants outstanding exercisable at the price of $0.85 per share with the expiry date December 2, 2011 and 1,293,750 share purchase warrants outstanding and exercisable at the price of $0.90 per share with the expiry date February 19, 2012.

8.	STOCK OPTIONS

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding, February 28, 2010	9,420,000	$1.92
Granted	8,431,000	0.89
Exercised	(199,000)	0.43
Cancelled	(8,121,000)	2.00

Outstanding, August 31, 2010	9,531,000	$0.97

Exercisable, August 31, 2010	9,418,500	$0.97

As at August 31, 2010, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

300,000	0.70	September 15, 2010
100,000	0.80	November 22, 2010
30,000	1.90	February 15, 2011
50,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012
50,000	3.25	March 26, 2013
150,000	3.00	May 14, 2013
285,000	1.12	July 10, 2014
75,000	0.90	October 7, 2014
820,000	0.65	March 31, 2015
7,571,000	0.92	August 24, 2015
9,531,000

During the six-month period ended August 31, 2010 the Company granted options to acquire 8,431,000 common shares with a weighted average fair value of $0.51 per option resulting in stock-based compensation expense of $4,274,778 with a corresponding credit to contributed surplus as set out in Note 6. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of five years, volatilities of 66.7 to 67.7 per cent, risk-free equivalent yields of 2.06 to 2.90 per cent and no dividends. All the options granted were vested at the grant date with the exception of 150,000 options granted with a vesting schedule ranging from June 30, 2010 to March 31, 2011.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2010

9.	RELATED PARTY TRANSACTIONS

	2010	2009
Professional and consulting fees	$241,764	$258,540
Salaries and benefits	169,616	322,560
Share issue costs	-	232,196

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at August 31, 2010 is $107,063 (February 28, 2010 -$307,434) due to directors or professional services firms controlled by directors.

On March 1, 2010 the amount of $232,196 accrued in fiscal 2010 in respect of an indemnification to a senior officer and director was paid.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the six-month period ended August 31, 2010 were as follows:

a)	The Company incurred resource property costs of $2,169,345 through accounts payable;
b)	The Company incurred share issue costs of $121,622 through accounts payable;
c)	The Company recorded an allocation of contributed surplus on the exercise of options of $55,216.
d)	The Company recorded non-cash share issue costs on the issued of broker compensation warrants of $336,300.

The significant non-cash transactions for the six-month period ended August 31, 2009 were as follows:

a)	The Company incurred resource property costs of $3,011,333 through accounts payable;
b)	The Company incurred share issue costs of $232,196 through accounts payable;
c)	The Company recorded an allocation of contributed surplus on the exercise of options of $713.
d)	The Company recorded a reduction of a performance bond of $28,957 in accounts receivable.

11.	SEGMENTED INFORMATION

The Company has one operating segment, the exploration of resource properties. The Company’s resource properties and equipment and fixtures are located in the following geographic areas:

	August 31, 2010	February 28, 2010

Sénégal	$64,196,889	$52,910,532
Argentina	1,367,622	1,103,033
Canada	139,503	163,971

	$65,704,014	$54,177,536

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the six months ended August 31, 2010

12.	COMMITMENTS

Lease

The Company is a joint party to a lease on its office premises in Vancouver, Canada which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follow, for the fiscal years ended February 28 or 29:

2011	231,936	For the 12 month fiscal year
2012	238,901	For the 12 month fiscal year
2013	241,280	For the 12 month fiscal year
2014	60,828	For the three months March 1, 2013 to termination

Corporate advisory agreement

The Company is committed to future payments totaling US$1,000,000 pursuant to the 2010 corporate advisory agreement described in Note 5(a). Two payments of US$500,000 became or will become payable in July and October 2010. As at August 31, 2010 accounts payable and accrued liabilities include $514,500 in respect of the July payment, which was paid subsequent to August 31, 2010.

13.	SUBSEQUENT EVENT

On October 14, 2010 the Company entered into an agreement with a syndicate of investment dealers which agreed to purchase, on a bought deal basis, 10,000,000 common shares at a price of $1.30 per share for aggregate gross proceeds of $13,000,000. In addition, the Company granted the syndicate an option to purchase up to an additional 1,500,000 shares at the same price exercisable within 30 days after the closing of the financing for additional gross proceeds of up to approximately $1,950,000.

The financing is scheduled to close in November 2010 and is subject to certain customary conditions including, but not limited to, approvals by regulatory authorities.

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED AUGUST 31, 2010

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Sénégal, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals. During the six months ended August 31, 2010, the Company was engaged in the exploration of its OJVG Gold Project in Sénégal; this project was in past periods referred to as the Sabodala Gold Project. The Company holds a 43.5% interest in the OJVG Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”).

This MD&A is issued in respect of our unaudited interim financial statements as at August 31, 2010 and for the three- and six-month periods then ended (the “Q2 Financial Statements”); this MD&A is dated October 14, 2010 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the three months ended August 31, 2010 and subsequently to the date of this report.

1.

We continued our exploration of the OJVG Gold Project throughout the period, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling, together with engineering studies for feasibility value optimization and resource expansion. We added a total of $11.3 million to our investment in the OJVG project in the first two fiscal quarters, and are continuing with aggressive work schedules. Total joint venture expenditures during the six month period, managed by Oromin, were approximately $20.2 million of which Oromin’s share was $10.1 million. Total project expenditures from inception in April 2005 through August 2010 have now exceeded US$ 110 million.

2.

On October 14, 2010 we issued a news release announcing a bought deal financing with a syndicate of investment dealers with anticipated gross proceeds of $13,000,000 with an option to be increased to up to $14,950,000– subject to regulatory approvals and to other customary completion conditions. Details are provided in Note 13 to the Q2 Financial Statements. This financing is scheduled to close in November 2010.

3.

On September 22, 2010 we issued a news release providing an updated resource estimate and exploration update. This release reported an increased resource, further new drilling results, the potential for a higher grade underground potential at the Masato open pit deposit, and two new bulk tonnage discoveries – the Koutouniokolla and Kinemba targets.

4.

On August 19, 2010 we issued a news release announcing the closing of a bought deal financing with the same syndicate of investment dealers as the October 14 bought deal announcement, with gross proceeds of $17,250,000. The Q2 Financial Statements provide further details in Notes 6 and 7.

5.

On July 15, 2010 we issued a news release announcing the results of a positive feasibility study for a proposed open pit and underground mine at the OJVG Gold Project. Confirmation of positive feasibility is probably the most significant milestone for a mining exploration project, and we are very pleased to have reached this stage within six years of commencing exploration. A summary of the highlights is provided immediately following this Overall Performance section.

6.

On June 2, 2010, as reported in our MD&A for the first fiscal quarter, we provided an exploration update reporting on significant drill results at the higher grade style Kourouloulou deposit and the Koulouqwinde target. We also reported additional results from the Masato, Maki Medina and Niakafiri Southeast bulk tonnage style gold deposits, and from the Kobokoto South and Niakafiri Southwest bulk tonnage style gold targets. We also reported the commencement of drill evaluation of two new targets, the Kinemba and the Koutouniokolla.

Oromin Explorations Ltd.
Six months Ended August 31, 2010
Management Discussion and Analysis
Page 2 of 7

Feasibility Study Highlights

Following are the highlights of the feasibility study filed on SEDAR July 15th (for the 100% project interest) –updated in some instances with more recent exploration conclusions:

  The study proposes initial gold production from five of nine deposits established to date, feeding a central carbon-in-leach (CIL) mill at a designed throughput rate of 7,400 tonnes per day when processing soft oxide ores, ramping down to 4,500 tpd when processing fresh ore;

  A mineral reserve of 1.42 million ounces contained gold;

  Measured and indicated resources of 3.17 million ounces gold and inferred resources of 0.33 million ounces gold;

  Using gold price of USD $1,000 per ounce, project pre-tax net present value is USD $182 million representing a 21.6% internal rate of return and a three year payback;

  Using gold price of USD $1,200 per ounce, project pre-tax net present value is USD $361 million representing a 36.3% internal rate of return and a two year payback;

  Current mine life estimated at nine years with average gold recovery of 89.2%;

  Average annual production in first three years of 174,000 ounces recovered gold at a cash cost of USD $409 per ounce;

  Initial capital cost estimate of USD $291 million – including contingency US $23 million.

It is important to note that this feasibility study includes drilling predominantly only up to January 2010. Our exploration news releases, such as those summarized above, relating to drilling and other exploration since then provide ongoing and consistent evidence for the potential to expand resources and reserves at the OJVG project.

Infill and step-out drilling, together with value engineering optimization studies, are ongoing throughout 2010 and are planned to continue through 2011.

Outlook

A further comprehensive project update utilizing information obtained or to be obtained through calendar year-end 2010 will be based on optimized engineering studies and drilling designed to expand and upgrade resources and reserves. Aggressive drilling will focus on expanding high grade underground potential at the Golouma deposits and at Masato. Heap leach mining potential for lower grade material will be evaluated. Value engineering studies are ongoing to examine opportunities to further improve recoveries and reduce capital costs. The estimated OJVG budget for this full program to mid-2011 exceeds USD $30 million, of which our joint venture share is one-half.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on the OJVG project during the fiscal year currently in progress and subsequently. None of our resource properties are in production and therefore do not produce any income. The conclusion of financings totaling $44.1 million in June and December 2009 and in August 2010 has provided a robust level of funding to support our activities in the past two fiscal years and into 2011. The bought deal financing announce October 14, 2010 as set out in Note 13 to the financial statements will, on completion, support the continuation of the aggressive scope and pace of exploration and development which we have demonstrated over the past five years.

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statement” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular.

Oromin Explorations Ltd.
Six months Ended August 31, 2010
Management Discussion and Analysis
Page 3 of 7

Summary of Quarterly Results
	Three Months Ended August 31, 2010	Three Months Ended May 31, 2010	Three Months Ended February 28, 2010	Three Months Ended November 30, 2009	Three Months Ended August 31, 2009	Three Months Ended May 31, 2009	Three Months Ended February 28, 2009	Three Months Ended November 30, 2008
Total assets	$87,203,643	$68,167,306	$68,012,423	$61,702,913	$64,952,046	$50,770,794	$49,368,607	$48,290,046
Resource properties and deferred costs	65,564,511	60,903,177	54,013,565	50,648,951	47,021,509	44,261,851	40,292,264	36,204,517

Working capital	16,058,643	4,607,492	11,780,489	8,381,583	5,041,973	(2,828,239)	4,496,466	9,571,288
Shareholders’ equity	81,836,103	65,966,184	66,311,431	60,300,121	61,508,139	46,550,789	47,036,248	46,256,440
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(4,161,536)	(611,354)	(211,331)	(1,387,818)	(5,781,700)	(479,470)	545,408	398,069
Earnings (loss) per share	(0.04)	(0.01)	(0.00)	(0.01)	(0.07)	(0.01)	0.01	0.00

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows portrays in fiscal 2009 and 2010 robust programs of resource project expenditure, which is the essence of the business we are in as an exploration company. Our second quarter cash outlays on our mineral projects were $4.5 million in fiscal 2010 and $7.6 million in fiscal 2009.

Net of the large but non-cash item stock-based compensation, our expenses for the fiscal quarter ended August 31, 2010 were approximately $429,000, down about 7% from approximately $462,000 in the preceding year’s first quarter. Office and rent costs, professional fees, and travel and public relations costs increased, reflecting the Company’s greater use of office and administrative resources. Reductions occurred principally in salaries and benefits costs due to the absence in 2010’s second quarter of a significant bonus as was accrued in 2009’s comparable quarter. We expect our general levels of costs to continue in the current fiscal year in progress, and in subsequent years, as the OJVG Gold Project continues to mature.

Foreign exchange effects reversed from a large loss to a significant gain, attributable to the reduced scope of volatility in the U.S. dollar affecting our holdings of USD monetary balances.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. Among other matters, stock-based compensation recognized on the grant of incentive options, and write-downs of property interests, can and do create very wide fluctuations. Other than the factors leading to changes in managerial and administrative costs discussed above, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly variances in more detail than presented in the financial statements.

Liquidity

The financing completed in August 2010 provided a significant cash position to the Company through the current date. We expect to continue aggressive levels of exploration and development spending at the OJVG gold project in Sénégal. Our successes in equity financings in 2009 and 2010 are suggestive that we will be able to continue to source the funds required to continue our programs as planned.

Oromin Explorations Ltd.
Six months Ended August 31, 2010
Management Discussion and Analysis
Page 4 of 7

Capital Resources

The financings completed in 2009 and 2010 have provided significant capital resources to the Company through the current date.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessor of its office premises in Vancouver as set out in Note 12 to the August 31, 2010 interim financial statements. Pursuant to informal agreements with companies which share the office premises, Oromin expects to pay approximately 60 per cent of the annual amounts set out in that note.

Related Party Transactions

During the six months ended August 31, 2010, the Company incurred professional fees of $241,764 with directors or companies controlled by directors. These payments were comprised of $66,230 accrued or paid to a a company controlled by a director of the Company for the director’s geological consulting services and $175,474 for legal services accrued or paid to a law practice controlled by a director and officer of the Company. These payments principally reflect intensive efforts on the OJVG feasibility study, preparations for establishing the operating company in Sénégal, and costs related to the prospectus financing activities. The Company also paid salaries and benefits totalling $169,616 to its Chief Executive Officer and to one other director for salaried management services.

As at August 31, 2010, accounts payable and accrued liabilities include $107,063 due to related parties, which has been paid out in the first 45 days of the subsequent fiscal quarter.

These transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties, in accordance with criteria set out by Canadian accounting authorities.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property. If economically recoverable reserves are developed, capitalised costs of the related property are reclassified as production assets and amortised using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We believe this basis of accounting will remain substantially similar upon the transition to International Financial Reporting Standards (“IFRS”) discussed further below.

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock. Fair value is estimated using the Black-Scholes option pricing model. Consideration paid by option holders to purchase shares is credited to capital stock. We believe this basis of accounting will remain substantially similar upon the transition to IFRS.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income or loss for the period. We are currently assessing the likely impact of the conversion to IFRS on these accounting practices.

Adoption of new accounting standards

The Company is not subject to any new accounting standards mandated by generally accepted accounting principles in Canada for its new 2010-2011 fiscal year.

Oromin Explorations Ltd.
Six months Ended August 31, 2010
Management Discussion and Analysis
Page 5 of 7

Financial Instruments

Oromin’s financial instruments consist of cash, receivables, investments, contractor deposits, restricted cash, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest or credit risks arising from these financial instruments. Because of generally short maturities, the fair values of these financial instruments are approximately equal to their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations, nor is it a party to any other hedging relationships. We are exposed to the market risk inherent in our holdings of shares of Lund; each one cent increase or decrease in the fair value of Lund shares creates a $11,979 credit or charge to comprehensive income or loss for the period.

We also from time to time maintain holdings in bank balances, in amounts due to or from OJVG, and in accounts payable which are denominated in U.S. dollars, Argentine pesos or in CFA francs, the currency of Sénégal, a currency which is pegged to the Euro. As a consequence, we are exposed to foreign exchange effects, both realized and unrealized, arising from fluctuations in those currencies. During the fiscal period ended August 31, 2010 foreign exchange rates against the Canadian dollar experienced significant fluctuations and volatility. It is our expectation that this level of fluctuation and volatility is likely to continue during the current fiscal year under way, and that we shall continue to experience significant foreign exchange effects in our statement of operations.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") confirmed the date for publicly-listed companies to use IFRS replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal years, those ended February 28, 2011 and 2010. The Company has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

  Exploration and development expenditures;

  Property, plant and equipment (measurement and valuation);

  Provisions, including asset retirement obligations;

  Stock-based compensation;

  Accounting for joint ventures;

  Functional currencies;

  Accounting for income taxes; and

  First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training.

The following table summarizes the expected timing of activities related to our transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	By November 30, 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	By November 30, 2010
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By November 30, 2010

Oromin Explorations Ltd.
Six months Ended August 31, 2010
Management Discussion and Analysis
Page 6 of 7

Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By November 30, 2010
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting policies.	By November 30, 2010

The target dates set out in the second and third items in the table above have been set back three months from the dates set out in our MD&A for the previous quarter; the other items are unchanged. We expect to be fully ready for the transition to IFRS when it comes into effect.

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 28, 2010. We recommend that readers of our financial and other disclosures take note of the risk factors set out in that AIF.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 124,596,385 were outstanding at August 31, 2010 as set out in Note 6 to the interim financial statements. As at the date of this report, an additional 390,000 shares have been issued on the exercise of stock options for cash proceeds of $268,500.

Incentive stock options

As at August 31, 2010 the Company had 9,531,000 incentive stock options outstanding, as set out in Note 8 to the interim financial statements. At the date of this report there are 8,956,000 options outstanding, the result of the expiry of 185,000 options and the exercise of 390,000 options subsequent to our August 31 reporting date.

All these options are exercisable with the exception of 75,000 options exercisable at $0.65 which vest as to 37,500 shares on each of December 31, 2010 and March 31, 2011.

Share purchase warrants

As at August 31, 2010 and to the date of this report, the Company had warrants outstanding for the acquisition of up to 487,071 common shares at the price of $0.85 for a two year term ending December 2, 2011 and for the acquisition of up to 1,293,750 common shares at the price of $0.90 for an 18 month term ending February 19, 2012, as set out in Note 7.

Disclosure Controls and Procedures (DCP) and Internal Control over Financial Reporting (ICFR)

The Company maintains DCP and ICFR to meet its obligations pursuant to National Instrument 52-109 of the Canadian Securities Administrators. We have designed DCP and ICFR according to the internal control framework widely know as the “COSO Framework”.

There are no material changes in our ICFR that occurred during the period beginning June 1, 2010 and ended on the date of this report.

Vancouver, British Columbia	ÐÑÐÑÐÑ	October 14, 2010

[Readers are referred to the Cautionary Statement on the following page.]

Oromin Explorations Ltd.
Six months Ended August 31, 2010
Management Discussion and Analysis

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by regulatory policies. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.

Form 52-109F2
Certification of interim filings - full certificate

I, Chet Idziszek, Chief Executive Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended August 31, 2010.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2 5.3	N/A N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2010 and ended on August 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: October 15, 2010

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

2

Form 52-109F2
Certification of interim filings - full certificate

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended August 31, 2010.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2 5.3	N/A N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on June 1, 2010 and ended on August 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: October 15, 2010.

“Ian Brown”
Ian Brown
Chief Financial Officer

2